UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

NOTICE

Cosan Limited (NYSE: CZZ) and its subsidiaries Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3) (jointly referred to as the “Companies”), hereby manifest itself with regards to the evolution and impacts caused by the new Coronavirus pandemic (Covid-19) in the main business segments in which the companies of the group operates.

In a preliminary way and based on the information available at this moment, the Companies present in general terms the main effects observed to this date on the demand in the main segments of operations since the social distancing measures implemented approximately 4 weeks ago, in comparison with the same period of the previous year. It is important to note that those preliminary indicatives numbers are subject to numerous factors and mainly to the evolution of the pandemic in upcoming weeks.

Raízen Combustíveis

•	Fuel sales reduced up to 50% in the Otto cycle (Gasoline and Ethanol) and 25% in Diesel. In the Aviation segment, demand continues to be impacted by the reduction of flights operated by its main customers, having dropped up to 80%.

Raízen Energia

•	Demand for Ethanol contracted in line with the lower demand for fuels. In Sugar, sales were already contracted for the 2020/21 crop-year that has just started, with no significant impact on the commercialization strategy.

Rumo

•	Rumo experienced an increase in soybean transportation following acceleration of Brazilian grains exports that gain competitiveness due to BRL devaluation.

Comgás

•	Demand for natural gas in the Industrial segment has been reduced up to 40%, concentrated in some sectors of the industry that have suspended or reduced their activities. In the Commercial segment, demand has been decreasing up to 60%, while in the Residential segment has been increasing around 10% due to social isolation measures.

Moove

•	Demand for Lubricants has been decreasing by around 50% in recent weeks, both in Brazil and in other countries in which it operates.

Cosan reiterates that it has adopted caution in its actions and taken the necessary measures to ensure the preservation of health, integrity and safety of its employees, ensuring the continuity of its essential operations.

Since the beginning of the advance of the Covid-19 pandemic in Brazil, Cosan has been mobilized, together with its partners, placing its capacity for contribution, management, and execution at the service of the government and the society, aiming at contributing to mitigate the impacts in the country.

São Paulo, April 28, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer